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                                                                    EXHIBIT 23.3

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report dated April 11, 1997, contains an explanatory paragraph that states that the Company's notes payable and subordinated note payable were due and payable in May 1996 and nonpayment has constituted events of default. The Company does not currently have funds to retire these obligations. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            KPMG Peat Marwick LLP

San Diego, California

November 3, 1997